FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934 for the month of February 2004

Compugen Ltd.

(Translation of registrant's name in English)

72 Pinchas Rosen Street, Tel-Aviv 69512, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  X Form 40-F ___

On February 18, 2004 Compugen Ltd. (the "Registrant") issued a Press Release, filed as Exhibit 1 to this Report on Form 6-K, which is hereby incorporated by reference herein.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Registrant: Compugen Ltd.

By: /s/ Mor Amitai

Name: Mor Amitai

Title: President & CEO

Date: February 18, 2004

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Exhibit 1

Compugen and Abbott Laboratories Extend Agreement for Identification and Prioritization of New Drug Targets

Tel Aviv, Israel - February 18, 2004 - Compugen Ltd. (NASDAQ: CGEN) today announced that Abbott Laboratories has extended its agreement with Compugen, under which Abbott utilizes Compugen's technology for the accelerated identification and prioritization of novel drug targets across multiple therapeutic areas.

Under the terms of the agreement, Abbott will receive several updates of Compugen's Genecarta genome, transcriptome and proteome database, which also includes an intuitive graphical user interface and flexible query tools.

"Compugen has demonstrated a continued commitment to the success of our research partnership," said Don Halbert, director, Genomics, Bioinformatics and Molecular Biology, Abbott Laboratories. "Compugen's advanced platforms add value to our existing discovery programs, as well as help Abbott accelerate the identification of new drug targets."

Erez Chimovits, executive vice president, Commercial Operations of Compugen Ltd., said, "We are looking forward to continuing this collaboration, announced at the beginning of 2003. This agreement is a further validation of Compugen's strength in combining computational technologies with life science in order to increase the probability of successfully bringing drugs to market. We are pleased that Abbott has once again chosen our solutions to advance their research efforts."

The Genecarta system is based on the application of Compugen`s LEADS computational biology platform to publicly available genomic and expressed data, providing advanced database structure, intuitive viewing and analysis tools for life science researchers to mine the vast amounts of resulting biological data.

About Compugen

Compugen, a genomics-based drug and diagnostic discovery company, increases the probability of successful development of novel drug and diagnostic products by incorporating ideas and methods from mathematics, computer science, and physics into the disciplines of biology, organic chemistry, and medicine. This unique capability results in powerful predictive models and discovery engines, which are both advancing the understanding of important biological phenomena and enabling the discovery of numerous potential therapeutic products and diagnostic markers. The Company has an early stage in-house pipeline consisting of selected therapeutic protein candidates discovered by the Company; additional discoveries have been out-licensed for development. Among Compugen`s customers and partners are leading pharmaceutical and diagnostic companies, such as Abbott Laboratories, Diagnostic Products Corporation, Novartis, and Pfizer. For additional information, please visit Compugen's updated corporate Website at www.cgen.com.

Compugen Forward-Looking Statement

This press release contains "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. These statements include words like "may," "expects," "believes," and "intends," and describe opinions about future events. These forward-looking statements involve known and unknown risks and uncertainties that may cause the actual results, performance or achievements of Compugen to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Some of these risks are: changes in relationships with collaborators; the impact of competitive products and technological changes; risks relating to the development of new products; the ability to implement technological improvements; the ability of Compugen to obtain and retain customers. These and other factors are identified and more fully explained under the heading "Risk Factors" in Compugen's annual reports filed with the Securities and Exchange Commission.

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